Linktone Reports Unaudited Second Quarter 2008 Results

SHANGHAI, China, August 28, 2008 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers and a provider of advertising services through new and traditional media channels in China, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Results for the Second Quarter

•	The Company recorded revenues of $19.1 million, compared with $20.5 million in the first quarter of 2008 and $11.7 million in the second quarter of 2007.

•	GAAP net loss of $10.6 million, compared with net loss of $4.2 million in the first quarter of 2008 and net loss of $3.2 million in the second quarter of 2007.

•	GAAP net loss per fully diluted American Depositary Share (ADS) of $0.26, compared with net loss per fully diluted ADS of $0.18 for the first quarter of 2008 and net loss of $0.13 for the second quarter of 2007.

•	Non-GAAP net loss* of $4.4 million, compared with non-GAAP net loss of $4.0 million in the first quarter of 2008 and non-GAAP net loss of $2.9 million in the second quarter of 2007.

•	Non-GAAP net loss* per fully diluted ADS of $0.11, compared with non-GAAP net loss of $0.17 in the first quarter of 2008 and non-GAAP net loss of $0.12 in the second quarter of 2007.

•	The Company recorded advertising service revenues of $4.6 million, compared with $4.0 million in the first quarter of 2008 and $1.6 million in the second quarter of 2007.

* Non-GAAP measures exclude certain share-based compensation expense and an impairment charge. Please refer to the table at the end of this release titled “Non-GAAP reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

“Excluding the one time impairment charge of $6.0 million associated with Linktone’s strategic decision to terminate its cooperation agreements with the Chinese Youth League Internet, Film and Television Centre (“CYL”) with regard to Qinghai Satellite Television (“QSTV”), the Company’s other operating expenses for the second quarter totaled $6.4 million, which were down 12% from that of the prior quarter,” said Michael Li, Linktone’s Chief Executive Officer. “This reduction in operating costs reflects our commitment to cost containment as we look to further streamline the Company and return it to profitability. With the termination of these contracts, the Company can focus on its core wireless and fixed line value-added business, and also leverage PT Media Nusantara Citra (“MNC”) resources to explore synergistic investment opportunities for future growth.” Mr. Li added, “Returning back to profitability becomes the top priority for Linktone.”

Second Quarter Revenue Mix

Linktone’s second quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), advertising service and others (casual game and enterprise services).

Data-related services revenue was $6.9 million, representing 36% of total revenues, compared with $7.3 million or 36% for the first quarter of 2008.

Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 21% of total gross revenues, compared with 26% for the first quarter of 2008. SMS revenue was $4.0 million for the second quarter of 2008, compared with $5.4 million for the first quarter of 2008. The reduction in SMS revenue was due to a restriction on the service fees that Company can charge to customers as a result of the implementation of a performance ranking policy by one of the telecom operators, effective in April 2008. Under the policy, service providers are ranked quarterly according to certain performance criteria that determine the maximum service fees they may charge. The Company’s initial ranking resulted in reduced fees that Linktone can charge its customers during the quarter. The Company’s ranking for the third quarter of 2008 has not yet been finalized.

•	Multimedia Messaging Services (MMS) revenue represented 10% of total gross revenues, compared with 6% for the first quarter of 2008. MMS revenue was $2.0 million for the second quarter of 2008, compared with $1.2 million for the first quarter of 2008. The sequential increase was due to Linktone’s strategic focus on promoting higher margin MMS services in the second quarter.

•	Wireless Application Protocol (WAP) revenue represented 3% of total gross revenues, compared with 2% for the first quarter of 2008. WAP revenue was $0.6 million for the second quarter of 2008, compared with $0.4 million for the first quarter of 2008.

•	Java gaming (Java) revenue represented 2% of total gross revenues in both the first and second quarter of 2008, with revenue in each quarter of $0.3 million.

Audio-related services accounted for 37%, or $7.0 million, of total revenues, compared with 40%, or $8.3 million, for the first quarter of 2008. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue decreased to 22% of total gross revenues, compared with 30% for the first quarter of 2008. IVR revenue was $4.2 million for the second quarter of 2008, compared with $6.2 million for the first quarter of 2008. The sequential decrease was primarily due to the impact of the earthquake in Sichuan province in the quarter, after which the State Administration of Radio Film and Television prohibited the broadcasting of entertainment programs during the mourning period.

•	Color Ring-Back Tones (CRBT) revenue increased to 15% of total gross revenues, compared with 10% for the first quarter of 2008. CRBT revenue was $2.8 million for the second quarter of 2008, compared with $2.1 million for the first quarter of 2008. The sequential increase was due to additional promotional activities in the second quarter.

Advertising service revenue accounted for 24%, or $4.6 million, of total revenues in the second quarter of 2008, compared with 20%, or $4.0 million, for the first quarter of 2008. The increase in advertising service revenue was primarily due to a more aggressive pricing strategy of QSTV, and ramping-up of the Company’s advertising arrangement with Tianjin Satellite Television (“TJSTV”), which more than offset the adverse impact of the Sichuan earthquake.

Impairment in the value of the Company’s assets in connection with its agreements with CYL

The Company’s affiliated companies terminated their agreements with CYL with regard to QSTV effective July 1, 2008. The termination of these agreements resulted in an impairment charge of $6.0 million with respect to the Company’s investment in QSTV, which has been fully reserved in the second quarter.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the second quarter of 2008 include the following:

● Gross margin was 9% of net revenues, or gross revenues minus business tax, compared with 17% for the first quarter of 2008 and 39% for the second quarter of 2007. The sequential decrease in gross margin was due to lower margin from the Company’s telecom value-added services as a result of the previously mentioned restrictions placed on service fees charged to customers and higher costs arising from additional revenue sharing arrangements with respect to cooperation projects with mobile handset manufacturers to promote the Company’s products to their customers.

● Operating loss was 58% of net revenues, compared with operating loss of 20% for the first quarter of 2008 and operating margin of 32% in the second quarter of 2007. The sequential increase in operating loss was primarily attributed to an impairment charge of $6.0 million during the quarter.

● Operating expenses totaled $12.4 million, compared with $7.3 million in the first quarter of 2008 and $8.0 million for the second quarter of 2007. Excluding the impairment charge of $6.0 million, the Company’s other operating expenses for the second quarter totaled $6.4 million, which were 12% lower than those of the first quarter of 2008. The sequential decrease in operating expenses excluding the impairment charge was primarily attributable to lower selling and marketing expenses and other general and administrative expenses.

● Selling and marketing expenses were $3.2 million, compared with $3.8 million for the first quarter of 2008 and $3.9 million for the second quarter of 2007. The sequential decrease was due to a decrease in traditional media advertising as the Company increased its focus on cooperation projects with mobile handset manufacturers as mentioned above in the second quarter. The expenses related to such projects are included in cost of sales.

● Product development expenses were $0.7 million, compared with $0.8 million for the first quarter of 2008 and $1.5 million for the second quarter of 2007.

● Other general and administrative expenses were $2.5 million, compared with $2.7 million for the first quarter of 2008 and $2.6 million for the second quarter of 2007. The sequential decrease was primarily due to lower professional fees incurred for the quarter.

● Cash and cash equivalents, as well as short-term investments available for sale, totaled $105.3 million, compared with $39.7 million for the first quarter of 2008. The increase in cash and cash equivalents was primarily due to the strategic investment of $68.4 million received from MNC in April 2008. Net cash outflow from operations totaled $2.6 million and was mainly attributable to the operating loss from the Company’s advertising business.

● Days sales outstanding, the average length of time required for the Company to receive payment for services delivered, were 69 days as of the end of the second quarter of 2008, compared with 58 days at the end of the first quarter of 2008. The sequential increase was due to lengthening collection period from the Company’s telecom value-added business.

Third Quarter 2008 Outlook

For the third quarter ending September 30, 2008, Linktone expects gross revenue to be approximately $18 to $19.5 million, with WVAS and game revenues to be between $14 and $15 million and advertising revenues to be between $4.0 and $4.5 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net loss and net loss per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net loss and net loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of the Company’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its second quarter 2008 financial results at 9:00 p.m. Eastern Time on August 28, 2008 (6:00 p.m. Pacific Time on August 28, 2008 and 9:00 a.m. Beijing/Hong Kong Time on August 29, 2008). The dial-in number for the call is 800-218-0713 for U.S. callers and 303-262-2131 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Jimmy Lai will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through 11:59 p.m. Easter Time on September 11, 2008. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11118495#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators in China; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its cooperation with TJSTV, or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; the ability of the Company to effectively implement its cross-media strategy in China or become an established player in other markets, including the ability of the Company to effectively pursue advertising and cross-selling opportunities with MNC with which the Company has no experience; the risk that current or future appointees to Linktone’s management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi Linktone Ltd. Tel: 86-10-51088234 Email: serena.shi@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	June 30,
	2007	2008
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	39,325,584	100,701,884

Restricted cash	320,938	95,952

Short-term investments	2,315,334	4,552,368

Accounts receivable, net	10,164,756	12,292,119

Tax refund receivable	710,683	1,467,828

Deposits and other receivables	12,772,061	7,924,607

Deferred tax assets	1,161,652	1,381,962

Total current assets	66,771,008	128,416,720

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Property and equipment, net	2,258,814	1,212,689

Intangible assets	1,691,554	1,155,403

Goodwill	14,611,620	14,611,620

Deferred tax assets	608,676	203,773

Other long-term assets	4,403,266	644,498

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Total assets	90,344,938	146,244,703

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Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Tax payable	2,774,827	3,320,827

Accrued liabilities and other payables	9,273,532	12,975,421

Deferred income	857,812	979,781

Deferred tax liabilities	644,958	540,076

Total current liabilities	13,551,129	17,816,105

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Total liabilities	13,551,129	17,816,105

¡¡	¡¡	¡¡

Minority interests	108,066	108,066

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Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 240,291,330 and 420,636,230 shares issued and outstanding as of December 31,2007 and June 30, 2008)	24,029	42,063

Additional paid-in capital	72,202,172	136,164,877

Statutory reserves	2,360,408	2,360,408

Accumulated other comprehensive income:	¡¡	¡¡

Cumulative translation adjustments	4,717,115	7,161,764

Accumulated losses	(2,617,981)	(17,408,580)

Total shareholders’ equity	76,685,743	128,320,532

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Total liabilities and shareholders’ equity	90,344,938	146,244,703

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Six months ended
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,
	2007	2008	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	11,666,945	20,521,742	19,112,222	25,859,960	39,633,964

- WVAS and others	10,083,825	16,532,115	14,505,327	23,673,411	31,037,442

- Advertising	1,583,120	3,989,627	4,606,895	2,186,549	8,596,522

Sales tax	(483,820)	(660,198)	(590,249)	(1,047,958)	(1,250,447)

- WVAS and others	(375,330)	(605,657)	(513,200)	(877,198)	(1,118,857)

- Advertising	(108,490)	(54,541)	(77,049)	(170,760)	(131,590)

Net revenues	11,183,125	19,861,544	18,521,973	24,812,002	38,383,517

- WVAS and others	9,708,495	15,926,458	13,992,127	22,796,213	29,918,585

- Advertising	1,474,630	3,935,086	4,529,846	2,015,789	8,464,932

Cost of services	(6,830,018)	(16,486,395)	(16,871,655)	(14,412,106)	(33,358,050)

- WVAS and others	(3,431,080)	(8,082,042)	(8,347,625)	(9,103,100)	(16,429,667)

- Advertising	(3,398,938)	(8,404,353)	(8,524,030)	(5,309,006)	(16,928,383)

Gross profit	4,353,107	3,375,149	1,650,318	10,399,896	5,025,467

- WVAS and others	6,277,415	7,769,737	5,644,502	13,693,113	13,414,239

- Advertising	(1,924,308)	(4,394,588)	(3,994,184)	(3,293,217)	(8,388,772)

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(1,496,688)	(782,226)	(689,664)	(3,004,505)	(1,471,890)

Selling and marketing	(3,898,656)	(3,856,649)	(3,231,905)	(9,522,511)	(7,088,554)

— WVAS and others	(3,188,264)	(2,907,037)	(2,195,416)	(8,280,860)	(5,102,453)

— Advertising	(710,392)	(949,612)	(1,036,489)	(1,241,651)	(1,986,101)

Other general and administrative	(2,575,546)	(2,708,253)	(2,518,075)	(5,521,263)	(5,226,328)

Provisions for impairment	—	—	(6,014,946)	—	(6,014,946)

Total operating expenses	(7,970,890)	(7,347,128)	(12,454,590)	(18,048,279)	(19,801,718)

Loss from operations	(3,617,783)	(3,971,979)	(10,804,272)	(7,648,383)	(14,776,251)

Interest income	297,848	84,981	489,655	537,678	574,636

Other income	204,675	61,857	172,944	298,975	234,801

Loss before tax	(3,115,260)	(3,825,141)	(10,141,673)	(6,811,730)	(13,966,814)

Income tax benefit/(expense)	(78,904)	(382,114)	(441,671)	239,062	(823,785)

Net loss	(3,194,164)	(4,207,255)	(10,583,344)	(6,572,668)	(14,790,599)

Other comprehensive income:	768,515	1,577,959	866,690	1,140,279	2,444,649

Comprehensive loss	(2,425,649)	(2,629,296)	(9,716,654)	(5,432,389)	(12,345,950)

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Loss per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	(0.01)	(0.02)	(0.03)	(0.03)	(0.05)

Diluted	(0.01)	(0.02)	(0.03)	(0.03)	(0.05)

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Loss per ordinary ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	(0.13)	(0.18)	(0.26)	(0.27)	(0.45)

Diluted	(0.13)	(0.18)	(0.26)	(0.27)	(0.45)

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Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	239,221,415	240,291,330	414,560,745	239,218,687	327,426,038

Diluted	239,221,415	240,291,330	414,560,745	239,218,687	327,426,038

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Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	23,922,142	24,029,133	41,456,075	23,921,869	32,742,604

Diluted	23,922,142	24,029,133	41,456,075	23,921,869	32,742,604

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended			Six months ended
—
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,

	2007	2008	2008	2007	2008

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Net loss	(3,194,164)	(4,207,255)	(10,583,344)	(6,572,668)	(14,790,599)

Stock based compensation expense	335,375	213,333	177,361	678,988	390,694

Provisions for impairment	¡¡	¡¡	6,014,946	¡¡	6,014,946

Non-GAAP net loss	(2,858,789)	(3,993,922)	(4,391,037)	(5,893,680)	(8,384,959)

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Non-GAAP diluted loss per share	(0.01)	(0.02)	(0.01)	(0.02)	(0.03)

Non-GAAP diluted loss per ADS	(0.12)	(0.17)	(0.11)	(0.25)	(0.26)

Number of shares used in diluted per-share calculation	239,221,415	240,291,330	414,560,745	239,218,687	327,426,038

Number of ADSs used in diluted per-share calculation	23,922,142	24,029,133	41,456,075	23,921,869	32,742,604